Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA email

February 12, 2018

Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:            The Lincoln National Life Insurance Company
Lincoln Life Variable Annuity Account N
Post-Effective Amendment No. 2
File No. 333-214143

Dear Mr. Zapata:

Attached is a copy of the above-referenced post-effective amendment filed on February 9, 2018 (the "Amendment").  The Amendment consists of a black-lined prospectus and several rate sheets. The Statement of Additional Information has been incorporated by reference to a previous post-effective filing.

The Amendment outlines updates that will apply to new elections of Lincoln Market Select® Advantage and Lincoln Max 6 Select® Advantage beginning February 20, 2018, and to new elections of 4LATER® Select Advantage beginning May 21, 2018. Once these changes become effective, all of these riders will offer:
•	A 6% Enhancement in which an enhancement amount equal to 6% of an Enhancement Base will be added to the Income Base;
•	An Enhancement Period that will renew upon each time an Automatic Annual Step-up occurs.

An additional changes outlined in this filing is that beginning June 1, 2018, the rate sheets that set forth current withdrawal rates and Guaranteed Income Benefit percentages will be filed and published on a monthly basis.

The Amendment is based on an individual variable annuity post-effective amendment previously filed with the Commission by Lincoln National Variable Annuity Account H (File No. 333-212681). Accordingly, we request that the Amendment be given selective review.

Any questions or comments regarding this filing may be directed to my attention at 860-466-1222.  Thank you for your assistance.

Sincerely,
Scott C. Durocher